ABN AMRO CAPITAL MARKETS (USA) LLC

Financial Statements and Supplemental Information

For Period from November 7, 2023 through December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71059

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/07/23 AND ENDING 12/31/24
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABN AMRO CAPITAL MARKETS (USA) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Park Avenue, Suite 911
                                    (No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roger Luo	646-532-1144	roger.luo@abnamro.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                    (Name – if individual, state last, first, and middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Lange, ~~swear (or~~ affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ABN AMRO CAPITAL MARKETS (USA) LLC, as of 12/31, 2024, is true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President/CEO

[signature]
Notary Public

MICHAEL VANDEGRIFFT
Notary ID #134877294
My Commission Expires
April 29, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABN AMRO CAPITAL MARKETS (USA) LLC

Table of Contents

This report is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 0000
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of ABN AMRO Capital Markets (USA) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ABN AMRO Capital Markets (USA) LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the period from November 7, 2023, to December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the period from November 7, 2023, to December 31, 2024 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2024.

New York, New York

February 28, 2025

1

ABN AMRO CAPITAL MARKETS (USA), LLC

Statement of Financial Condition
as of December 31, 2024
(in Thousands)

Assets		
Cash	$	22,708
Fees receivable		841
Fixed assets, net of depreciation of $137		564
Other assets		971
Total Assets	**$**	**25,084**
Liabilities		
Payables to related parties	$	47
Accrued and other liabilities		1,007
Total Liabilities		**1,054**
Member's equity		**24,030**
Total Liabilities and Member's Equity	**$**	**25,084**

See accompanying notes to the financial statements.

ABN AMRO CAPITAL MARKETS (USA), LLC

Statement of Operations
Period from November 7, 2023 through December 31, 2024
(in Thousands)

Revenues

Interest revenue	$	1,199
Investment banking revenue		2,891
Other revenue		319
Total Revenue		**4,409**

Expenses

Allocated charges	$	713
Compensation & benefits		3,612
Professional fees		729
Occupancy and operating expenses		753
Total Expenses		**5,807**

Income (Loss) before income taxes		**(1,398)**
Income tax expense (benefit)		**(322)**
Net Income (Loss)	$	**(1,076)**

See accompanying notes to the financial statements.

This report is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

ABN AMRO CAPITAL MARKETS (USA), LLC

Statement of Changes in Member's Equity

Period Ended December 31, 2024

(In thousands)

	Member's equity
Balance, November 7, 2023	$ 25,106
Net loss	(1,076)
Balance, December 31, 2024	$ 24,030

See accompanying notes to the financial statements.

Statement of Cash Flows

Period from November 7, 2023 through December 31, 2024

(In thousands)

Cash flows from operating activities:		
Net Loss	$	(1,076)
Adjustments to reconcile net income to net cash and cash segregated in compliance with federal regulations:		
Depreciation		10
Noncash operating lease expense		(573)
ROU asset amortization on operating lease		127
Changes in operating assets and liabilities		
Change in operating lease liability		508
(Increase)/decrease in operating assets:		
Securities purchased under agreements to resell		25,136
Fees receivable		(841)
Other assets		(981)
Increase/(decrease) in operating liabilities:		
Payables to related parties		47
Accrued and other liabilities		468
Net cash provided by operating activities		22,825
Cash flows from investing activities:		
Purchase of furniture and leasehold improvements		(117)
Net cash used in investing activities:		(117)
Net increase in cash		22,707
Cash at the beginning of the period		1
Cash at the end of the period	$	22,708
Supplemental disclosures of cash flow information:		
Cash paid for interest		29
Noncash recognition of new leases		584

See accompanying notes to the financial statements.

ABN AMRO CAPITAL MARKETS (USA) LLC

Notes to Financial Statements

Period from November 7, 2023 through December 31, 2024

(In thousands)

(1)   Organization and Nature of Operations

ABN AMRO Capital Markets (USA) LLC (the Company) is a wholly owned subsidiary of Netherlands-domiciled ABN AMRO Bank N.V. (AAB). The Company's business is investment banking. The Company operates to originate, structure, distribute securities, and otherwise participate in capital markets transactions in the United States.

The Company is registered as a broker dealer with the U.S. Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC).

Incorporated in Delaware on February 3, 2023, the Company was granted membership by FINRA on November 7, 2023, and started formal business operations as of January 1, 2024. The financial statements presented here cover the period from November 7, 2023 through December 31, 2024 (the Period).

The Company's operations center around investment banking activities, particularly securities transactions in the US primary markets with an emphasis on Northwestern Europe-based corporate and financial institutional clients of the Company's parent bank and other affiliates. The Company typically takes part in primary transactions as part of an underwriting and selling group, operating as an enabling agent to facilitate client access to the US capital markets.

The Company is currently engaged in a single line of business as a securities broker-dealer focusing on investment banking activities. The Company has identified Alexander Lange, its CEO and a member of the Board of Directors, as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business including budgeting and forecasting of profit and loss to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the Company's operational information as a whole. Revenue and significant expense categories are presented as one reportable segment in the Statement of Operations. Segment assets can be found in the Statement of Financial Condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the significant accounting policies.

The Company does not carry securities accounts for third party customers or perform custodial functions relating to customer funds or securities for the reporting period presented. The Company claims exemptions from the provisions of SEA Rule l5c3-3, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 on account of the Company's limited business activities, as permitted, during the Period. The Company clears its transactions through other broker dealers where applicable.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company maintains its financial records in U.S. dollars. The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(b)   Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates used in the financial statements are reasonable. However, actual results could differ from those estimates.

ABN AMRO CAPITAL MARKETS (USA) LLC

Notes to Financial Statements

Period from November 7, 2023 through December 31, 2024

(In thousands)

(c)   Cash

Cash in the Statement of Financial Condition as of December 31, 2024 was held at large banking institutions not related to AAB or any other of the Company's affiliates.

(d)   *Investment Banking Revenue and Related Fees Receivable*

Investment banking revenue is comprised primarily of securities underwriting and placement fees. The Company accounts for investment banking revenue in accordance with ASC 606, Revenue from Contracts with Customers. Typically, the Company enters into arrangements with underwriting syndicates and issuers, after it has secured firm undertaking by prospective investors or buyers, to underwrite or distribute securities in public offering or private placement transactions in debt or equity capital markets.

Underwriting and placement fees are recognized on the trade date when the Company purchases the securities from the issuer as part of the underwriting syndicate and places them with the buyers. The Company is also credited with placement fees when it acts on behalf of the underwriting syndicate or the issuer and place securities with its clients. The Company believes that the trade date, which coincides with the transaction closing date, is the appropriate point in time to recognize revenue for securities underwriting and placement transactions. There are no more actions which the Company needs to take subsequent to this date, as the issuer and the buyers obtain the control and benefit of the capital markets offering on the date. The Company is typically allocated a pro rata share of the total underwriting and placement fees in proportion to the amount of security issuance it undertakes to distribute. Fees are normally received within 90 days following the close of a transaction.

For the Period, the Company recognized Investment banking revenue of $2,891, all of which relate to underwriting and placement fees and are deemed to be tied to a performance obligation satisfied at a point in time as per ASC 606.

The Company's receivables associated with outstanding contracts with customers at December 31, 2024 stood at $841, which is included in Fees receivable in the Statement of Financial Condition. The Company did not carry any other assets or recognize any obligations for these outstanding arrangements.

(e)   *Securities Transactions*

From time to time, the Company may enter into resale agreements to prudently manage its excess cash to earn an acceptable risk-adjusted interest income. Typically, the Company receives US treasury securities as collateral with a fair market value at or above the resale price. The Company records such resale agreements at cost plus accrued interests. At December 31, 2024, the Company did not have any resale agreements in its Statement of Financial Condition.

For the Period, the Company reported interest income from resale agreements totaling $1,149, all of which is included in Interest income in the Statement of Operations.

In the normal course of business, the Company does not invest in marketable securities in principal transactions. The Company accounts for securities acquired incidentally in investment banking operations or through transactions with affiliates at fair value with the impact of market fluctuations during the holding period reflected in the Company's Statement of Operations. For the Period, the Company recognized unrealized gains attributed to such fluctuations of $319, included in Other revenue in the Statement of Operations.

At December 31, 2024, the Company owned marketable securities valued at $498, included in Other assets in the Statement of Financial Condition.

(f)   Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326-20, Financial Instruments – Credit Losses. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The guidance of ASC 326-20 makes a practical expedient available to financial assets related to collateralized financing transactions subject to collateral maintenance provisions. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company's resale agreements are normally subject to collateral maintenance requirements, and the Company elects to use the practical expedient when eligible.

The Company's receivables comprise of underwriting and placement fees receivable from underwriting syndicates typically led by major financial institutions for successfully completed transactions. The Company subjects investment banking transactions to an internal qualification process for potential risk exposures, including counterparty credit risk. The Company's expectation is that credit risk associated with fees receivable from customers is not significant until they are 90 days past due on the contractual arrangement and expected payment date.

The Company has also established policies and procedures for mitigating credit risks, including screening counterparties for credit quality, reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company evaluated the impact of the provisions of ASC 326-20 and determined that at December 31, 2024, credit loss allowance is immaterial for the Company.

(g)   Income Taxes

The Company is treated as a disregarded entity for US income tax purposes and the results of its operations are included in the consolidated federal and certain combined state returns of AAB NV. The Company's federal and certain combined state income taxes are calculated as if the Company filed a separate return and any tax attributes are utilized according to the combined return as filed, as opposed to a stand-alone calculation. The current federal and deferred federal and state provision/benefit from income taxes reflected in the financial statements is settled annually. The current state tax payables/receivables as per the combined state returns are settled annually.

(h)   Interest Revenue

Interest revenue is earned primarily from resale agreements and is accounted for on an accrual basis at the contractually stipulated rate.

(i)   Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the year-end exchange rates, whereas amounts recognized in the Statement of Operations are translated at the actual exchange rates on the day of the transaction. Net gains or losses resulting from foreign currency transactions are included in Other expenses in the Statement of Operations.

(3)   Recently Issued Accounting Pronouncements

Segment Reporting In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (Topic 280). This update applies to all public entities that are required to report segment information in

accordance with Topic 280. The amendments in this update revise reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has adopted ASU 2023-07 for the presented reporting period without a material impact on its financial statements.

Income Taxes: In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures (Topic 740), which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2024. The Company is in the process of evaluating the impact that the adoption of this ASU will have on the financial statements and related disclosures.

(4)   Leases

The Company leases office space in New York City for use in its operations under a non-cancelable operating lease with no renewal option that began in December 2023 and expires in December 2028.

In addition to rent payments, the operating lease also requires payment of various occupancy related costs. These payments are typically not fixed. The Company accounts for these costs as variable payments and excludes them from the fixed monthly rent payments included in calculating the lease liability.

The Company recognized right-of-use (ROU) assets and associated operating lease liability consists of the fixed amount of rents discounted to present value using the Company's incremental borrowing rate, as the interest rate implicit in the lease is not available. At December 31, 2024, the net carrying amount of the right of use assets was $457, included in Fixed assets, with the related lease liabilities amounting to $508 included in Accrued and other liabilities in the Statement of Financial Condition, The Company's incremental borrowing rate is 5.37%, which is also the Company's weighted average discount rate.

AACM has evaluated its ROU assets for impairment based on its current business office space needs, in accordance with ASC 360. There were not any circumstances indicating the need for impairment.

Costs associated with the operating lease inclusive of the associated leasehold improvements are recognized on a straight-line basis with the ROU amortized over the term of the lease. Depreciation expense related to the ROU amounted to $127 for the Period, included in Occupancy costs in the Statement of Operations.

Gross lease payment liabilities under the operating lease as of December 31, 2024 are set forth below:

2025	$141
2026	$141
2027	$141
2028	$141
Total undiscounted lease payments	$564
Imputed interest	56
Total present value of lease liabilities (discounted)	$508

As of December 31, 2024, the Company does not have any other future operating lease commitments.

(5) Member's Equity

The Company is a limited liability company and its operating agreement governs the membership interest, including the allocation and distribution of the Company's results of operations.

(6) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its investment banking and general business operations.

As of December 31, 2024, the Statement of Financial Condition included the following balances with affiliates:

Assets:

Fees receivable	$	767

Liabilities:

Payables to related parties	$	47

For the Period, revenues and expenses incurred with affiliates are reflected in the Statement of Operations as follows:

Revenues:

Interest revenue	$	1,149
Investment banking revenue		958

Expenses:

Allocated charges	$	713

Material items contained in the above balances are discussed below:

(a) Resale Agreements

The Company enters into resale agreements of U.S. treasury securities with affiliates in the normal course of business, primarily as a means to prudently manage its excess cash to earn a secure and acceptable rate of return. The resale agreements were with AAB. Interest revenue from these transactions totaled $1,149 for the Period, included as such in the Statement of Operations.

The Company did not have any resale agreements with affiliates outstanding at December 31, 2024.

(b) Investment Banking Activities

From time to time, the Company may collaborate with AAB over investment banking transactions, facilitating AAB to access the U.S. capital markets. The Company may originate, advise, structure, and otherwise participates in such transactions, or distributes the resulting securities.

This report is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

ABN AMRO CAPITAL MARKETS (USA) LLC

Notes to Financial Statements

Period from November 7, 2023 through December 31, 2024

(In thousands)

The Company recorded $958 of fee revenue from investment banking transactions with AAB for the Period, all of which were reported in Investment banking revenue in the Statement of Operations.

At December 31, 2024, $767 of these fees remained outstanding and were included in Fees receivable in the Statement of Financial Condition. These fees relate to the Company's participation in underwriting syndicate associated with AAB transactions. The Company normally receives payment 90 days after the completion of the related transactions by the syndicate.

(c) Support and Services

The Company and its affiliates share various resources for which they also share the associated costs. Costs allocated to the Company for support including payroll and HR, accounting and financial reporting, operational support, information technology, are reported as allocated charges in the Statement of Operations. For the Period, these amounted to a charge of $713, which is included in Allocated charges. The related unpaid balance as of December 31, 2024 was $47, included in Payables to related parties in the Statement of Financial Condition. The Company normally settles balances related to the allocation of on-going recurring expenses on a monthly basis.

(7) Income Taxes

AACM's provision for income taxes is primarily comprised of $322 of current tax benefit and zero deferred income taxes. The effective tax rate differs from the federal statutory rate of 21% as a result of state and local income tax benefit. The Company does not have any temporary taxable or deductible temporary differences. AACM settles its income tax provision (or benefit) with AAB NV through intercompany accounts. At December 31, 2024, the amount receivable to AACM for income taxes was approximately $322 and is included net in other assets.

As of December 31, 2024, the Company does not have any uncertain tax positions. AAB NV is not under audit in any tax jurisdictions. The statute of limitations for federal remains open for tax years 2021 and forward. The statute of limitations for other states remains open for tax years 2020 and forward.

(8) Commitments and Contingencies

Outstanding commitments – in the normal course of business, the Company may enter into commitments for underwriting transactions. There were no open commitments for underwriting activities at December 31, 2024.

Litigation and regulatory matters – the Company's business activities are highly regulated in many jurisdictions and subject to periodic regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation and regulatory action contains an element of uncertainty, management believes, after consultation with legal counsel, that the outcome of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's Statement of Operations, financial condition or cash flows. However, management cannot be certain regarding the outcome of such matters.

(9) Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable

inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

The Company carried financial instruments comprising of a single name publicly traded equity securities valued at $498 at December 31, 2024. all of which are considered Level 1 of the Fair Value Hierarchy, and all were included in Other assets in the Statement of Financial Condition.

Fair Value of Financial Instruments Not Recorded at Fair Value

Certain financial instruments that are not carried at fair value in the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature. Fees receivable, receivable from and payable to related parties, other assets and accrued and other liabilities are carried at amounts that approximate fair value, and are recorded at or near their respective transaction prices. These receivables and payables are typically settled or converted to cash at approximately the carrying value (categorized as Level 2 of the fair value hierarchy).

(10) **Financial Instruments**

(a) *Financial Instruments with Off-Balance Sheet Risk*

At December 31, 2024, the Company did not own any financial instruments, or otherwise involved in financial arrangements that subject the Company to off balance sheet risks.

(b) *Concentrations of Credit Risk*

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk through a variety of credit exposure control procedures. Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers, dealers, banks, and other institutions.

At December 31, 2024, the Company's cash was held at two major financial institutions. The balance on two separate accounts exceeded the federally insured limit of $250 by the Federal Deposit Insurance Corporation (the FDIC).

ABN AMRO CAPITAL MARKETS (USA) LLC

Notes to Financial Statements

Period from November 7, 2023 through December 31, 2024

(In thousands)

In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review the credit standing of each counterparty on a periodic basis.

(11) Going Concern

ASC 205-40, Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. Management, having assessed the Company's operating environment and conditions, its capital position, and liquidity situations, concluded that no conditions existed at December 31, 2024 that would raise substantial doubt about the Company's ability to continue as a going concern at the date of these financial statements.

(12) Legal and Regulatory Matters

As a broker-dealer, the Company is subject to regulatory oversight and examinations by its regulators concerning matters arising in connection with the conduct of the Company's business. As of December 31, 2024, the Company has not identified any such matters which present loss contingencies which are both reasonably probable and estimable.

(13) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that it maintain minimum net capital of $250.

As of December 31, 2024, the Company's net capital of $22,111, which was $21,861 in excess of its minimum required net capital.

(14) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition and through February 28, 2025, and determined that there were no material events or transactions that would require recognition or disclosure in the financial statements.

Supplemental Information

14

ABN AMRO CAPITAL MARKETS (USA) LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

As of December 31, 2024

(In thousands, Except in Percentages)

Total member's equity	$ 24,030
Liabilities subordinated to claims of creditors	-
Total capital and allowable subordinated liabilities	24,030
Deductions and/or charges:	
Nonallowable assets:	
Fees receivable	841
Other assets	971
Fixed assets	107
Total nonallowable assets	1,919
Other deductions and/or charges	-
Total deductions and/or charges	1,919
Net capital before haircuts on securities positions	22,111
Haircuts on securities positions:	-
Net capital	22,111
Minimum net capital required	250
Excess net capital	$ 21,861
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$ 22,111

There are no material differences between the amounts presented above and the amounts reported in
the unaudited Company's December 31, 2024 FOCUS Part II Report, which was filed on January 24, 2025

This report is deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.